EX-99.77N: Actions required to be reported pursuant to Rule 2a-7

Rule 2a-7(c)(10)(vii) requires that the Northern Institutional Funds (the "Trust") file an exhibit to Form N-SAR describing with specificity the nature and circumstances of any action taken during the reporting period pursuant to Rule 2a-7(c)(6)(ii) with respect to defaulted securities and events of insolvency. In addition, the Trust is required to report any securities it holds on the final day of the reporting period that are not Eligible Securities.

Defaulted Securities and Events of Insolvency for which Action was Taken During the Period:

White Pine Finance LLC and Whistlejacket Capital LLC (together, "Whistlejacket")

Circumstances:

On February 11, 2008, Whistlejacket, a structured investment vehicle ("SIV"), experienced an "enforcement event" that led to the appointment of a Receiver to manage Whistlejacket's operations. On February 12, 2008, two nationally recognized statistical rating organizations downgraded the rating of notes issued by Whistlejacket ("Notes"), including the Notes held by the Diversified Assets, Liquid Assets and Prime Obligations Portfolios (the "Portfolios").

Actions Taken:

On February 13, 2008, the Trust, on behalf of the Portfolios, notified the Securities and Exchange Commission that an Event of Insolvency (within the meaning of Rule 2a-7) existed with respect to Whistlejacket and the Notes accounted for more than 1/2 of one percent of each of the Portfolios' total assets. As required by Rule 2a-7, the Board of Trustees of the Trust met on February 13 and 14 and considered that Whistlejacket had experienced an Event of Insolvency and had been downgraded so that it was no longer an Eligible Security (within the meaning of Rule 2a-7). Based upon the recommendation of the Portfolios' investment adviser and in light of market conditions, the Board determined on February 14, 2008 that it was not in the best interest of the Portfolios to dispose of the Notes at that time. At a special board meeting held on February 18, 2008, the Board of Trustees authorized the Trust, on behalf of the Portfolios, to enter into capital support agreements with Northern Trust Corporation. Under the Agreements, the Northern Trust Corporation committed to provide capital to the Portfolios, subject to a specified maximum amount, in the event that the Portfolios realize a loss on the security, in an amount sufficient for the Portfolios to maintain their net asset value per share at no less than the maximum permissible net asset value, which is $.9950 for the Diversified Assets and Liquid Assets Portfolios and $.9975 for the Prime Obligations Portfolio.

Securities Held on the Final Day of the Reporting Period that are not Eligible
Securities:

Diversified Assets Portfolio:

Whistlejacket Capital LLC, floating rate notes, 5.15%, 4/21/08, principal amount $40,000,000
Whistlejacket Capital LLC, floating rate notes, 2.78%, 5/15/08, principal amount $25,000,000
Whistlejacket Capital LLC, floating rate notes, 3.81%, 7/23/08, principal amount $25,000,000

Liquid Assets Portfolio:

Whistlejacket Capital LLC, floating rate notes, 5.15%, 4/21/08, principal amount $10,000,000
Whistlejacket Capital LLC, floating rate notes, 3.81%, 7/23/08, principal amount $15,000,000

Prime Obligations Portfolio:

Whistlejacket Capital LLC, floating rate notes, 5.15%, 4/21/08, principal amount $15,000,000
Whistlejacket Capital LLC, floating rate notes, 2.50%, 5/20/08, principal amount $5,000,000
Whistlejacket Capital LLC, floating rate notes, 3.81%, 7/23/08, principal amount $10,000,000